UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment to Agreement and Plan of Merger

On December 19, 2025, Gambling.com Group Limited, a limited liability company organized under the laws of Jersey (the “Company” or “Gambling.com Group”), entered into an amendment (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger (“Merger Agreement”) dated December 12, 2024, pursuant to which the Company previously completed, on January 1, 2025, its acquisition of Odds Holdings, Inc. (the “Transaction”).

The Merger Agreement Amendment revised, among other things, the amount, timing and form of the earnout payments to be paid to the shareholders of Odds Holdings, Inc. (the “OH Shareholders”) for the fiscal years of 2025 and 2026 under the Merger Agreement. The earnout payment for 2025 will be $40.0 million, discounted by 10% on an annualized basis, to be paid in cash to OH Shareholders on or prior to December 31, 2025. The earnout payment for 2026 will be $40,0 million, to be paid to OH Shareholders on April 1, 2027, unless the Company elects, at its sole discretion, to pay such earnout payment early. If the Company elects to make the earnout payment for 2026 prior to April 1, 2027 in cash, such amount will be discounted by 10% on an annualized basis.

The Merger Agreement Amendment also increased the percentage of the earnout payment for 2026 that the Company may elect, at its sole discretion, to pay in the Company’s ordinary shares from 50% to 70%, with the remaining portion to be paid in cash.

The foregoing description of the Merger Agreement Amendment is a summary only, does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including Exhibit 4.1), is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888, 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
4.1+	Amendment to Agreement and Plan of Merger, dated as of December 19, 2025, by and between Gambling.com Group Limited and Shareholder Representative Services LLC

+
All schedules to the Merger Agreement Amendment have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: December 30, 2025